FOR IMMEDIATE RELEASE

JED OIL, INC. ANNOUNCES TERMINATION OF SHARE EXCHANGE

WITH JMG EXPLORATION INC.

Calgary, Alberta, November 21, 2006 – JED Oil Inc. (AMEX: JDO) today announced that it has been notified by JMG Exploration Inc. (“JMG”) (NYSE ARCA: JMG, JMG+) that it has decided not to proceed with the previously announced transaction in which JED would acquire JMG through a share exchange of two common shares of JED for every three common shares of JMG held, and JMG would have been merged with a wholly owned subsidiary of JED’s.  JMG cited the material changes in both companies and in general market conditions since a letter of intent was signed in February  as the reasons not to pursue the transaction.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman  (212) 836-9609

(403) 213-2507

Lena Cati (212) 836-9611

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 444-4413

www.jedoil.com